

SECURITI 07003314 N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67133

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 5/31/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Guardian, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1209 E. Garrison Blvd.
(No. and Street)

Gastonia (City) NC (State) 280545115 (Zip Code)

PROCESSED
MAR 2 0 2007
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael E Fayed 704-865-2900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Hughes, PLLC
(Name – *if individual, state last, first, middle name*)

6525 Morrison Boulevard, Suite 516 (Address) Charlotte (City) NC (State) 28211-3563 (Zip Code)


SEC MAIL
RECEIVED
PROCESSING
FEB 2 6 2007
WASH, D.C.
185
SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)



DIXON HUGHES PLLC

Certified Public Accountants and Advisors

Independent Auditor's Report
on the Financial Statements
and Supplementary Schedules

To the Members
Capital Guardian, LLC
Gastonia, North Carolina

We have audited the accompanying statement of financial condition of Capital Guardian, LLC (the "Company"), as of December 31, 2006, and the related statements of operations, changes in members' equity and cash flows for the period from May 31, 2006 (date of opening) through December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Guardian, LLC as of December 31, 2006, and the results of its operations and its cash flows for the period from May 31, 2006 (date of opening) through December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dixon Hughes PLLC

Charlotte, North Carolina
February 21, 2007

CAPITAL GUARDIAN, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2006

Assets		
Cash and cash equivalents:		
Interest-bearing deposits	$	13,500
Non-interest bearing deposits		59,928
Office furniture and equipment, net of accumulated depreciation of $1,095		2,732
Deposit with clearing organization		25,000
Prepaid expense		11,000
Total assets	$	112,160
Liabilities and Members' Equity		
Liabilities		
Due to related party	$	16,005
Total liabilities		16,005
Commitments		
Members' equity		
Contributed capital – authorized 100 units, issued and outstanding 100 units		100,000
Accumulated deficit		(3,845)
Total members' equity		96,155
Total liabilities and members' equity	$	112,160

See Notes to Financial Statements

END